

# SIT MUTUAL FUNDS BOND FUNDS

Sit Mutual Funds
800-332-5580
www.sitfunds.com

| | U.S. Government Securities Fund | Quality Income Fund | Tax-Free Income Fund | Minnesota Tax-Free Income Fund |
|---|---|---|---|---|
| **Investment Objectives** | High current income and safety of principal | High current income and safety of principal | Current income exempt from federal tax | Current income exempt from federal and Minnesota tax |
| **Minimum/Addtional Investment Regular Account** | $5,000/$100 | $5,000/$100 | $5,000/$100 | $5,000/$100 |
| **Minimum/Additional Investment Retirement Account** | $2,000/$100 | $2,000/$100 | $2,000/$100 | $2,000/$100 |
| **Primary Investment Vehicles and Parameters** | 100% of assets invested in U.S. government securities including pass-through securities, U.S. Treasury securities and CMOs | At least 80% of assets in debt securities issued by the U.S. Government and its agencies, debt securities issued by corporations, mortgage and other asset-backed securities. | At least 80% of net assets invested in municipal securities whose income is exempt from federal income tax; primarily invested in securities rated investment-grade at the time of purchase | At least 80% of net assets invested in municipal securities whose income is exempt from federal and MN income tax; primarily invested in securities rated investment-grade at time of purchase |
| **Dividend Policy** | Monthly (if any) automatically reinvested, may request cash distribution | Monthly (if any) automatically reinvested, may request cash distribution | Monthly (if any) automatically reinvested, may request cash distribution | Monthly (if any) automatically reinvested, may request cash distribution |
| **Expense Ratios** | 0.80% | 0.90% | 0.80% | 0.80% |
| **Total Assets as of 3/31/19** | $427.3 Million | $82.3 Million | $247.4 Million | $617.8 Million |
| **Inception Date** | 6/2/87 | 12/31/12 | 9/29/88 | 12/1/93 |
| **NASDAQ Symbols** | SNGVX | SQIFX | SNTIX | SMTFX |
| **CUSIP Numbers** | 829800-10-1 | 82979K-50-6 | 829799-10-5 | 82979K-10-0 |

The Sit Mutual Funds are offered by prospectus only and sold only to persons residing in the United States. This information sheet does not constitute an offer to sell or a solicitation of an offer to buy shares of any Sit Mutual Fund. Carefully consider the investment objectives, risks, and charges and expenses of the Fund before investing. The prospectus contains this and other information about the Fund. You may receive a prospectus at www.sitfunds.com or by requesting a prospectus at 1-800-332-5580. Please read the prospectus carefully before investing.



# SIT MUTUAL FUNDS EQUITY FUNDS

Sit Mutual Funds

800-332-5580
www.sitfunds.com

| | Balanced Fund | Dividend Growth Fund[1] | | Global Dividend Growth Fund [1] | | Small Cap Dividend Growth Fund [1] | | ESG Growth Fund [1] | | Large Cap Growth Fund | Mid Cap Growth Fund | International Growth Fund | Small Cap Growth Fund | Developing Markets Growth Fund |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | Class I | Class S | Class I | Class S | Class I | Class S | Class I | Class S[1] | | | | | |
| **Investment Objectives** | Long-term capital appreciation, preserve principal and provide income | Provide current income that exceeds the dividend yield of the S&P 500® Index; Long-term capital appreciation | | Provide current income that exceeds the dividend yield of MSCI World Index; Long-term capital appreciation | | Provide current income that exceeds the dividend yield of the Russell 2000® Index; Long-term capital appreciation | | Maximization of long-term capital appreciation | | Maximization of long-term capital appreciation | Maximization of long-term capital appreciation | Long-term growth | Maximization of long-term capital appreciation | Maximization of long-term capital appreciation |
| **Minimum Inv. Regular Acct.** | $5,000 | $100,000 | $5,000 | $100,000 | $5,000 | $100,000 | $5,000 | $100,000 | $5,000 | $5,000 | $5,000 | $5,000 | $5,000 | $5,000 |
| **Minimum Inv. Retirement Acct.** | $2,000 | $100,000 | $2,000 | $100,000 | $2,000 | $100,000 | $2,000 | $100,000 | $2,000 | $2,000 | $2,000 | $2,000 | $2,000 | $2,000 |
| **Primary Investment Vehicles and Parameters** | Between 35% and 65% of net assets in common stocks; between 35% and 65% of net assets in fixed-income securities | At least 80% of net assets in dividend-paying common stocks; the Fund may invest the balance in preferred stocks, convertible bonds, and U.S. Treasury securities | | At least 80% of net assets in dividend-paying common stocks issued by U.S. and foreign companies; the Fund may invest the balance in preferred stocks, convertible bonds, and U.S. Treasury securities | | At least 80% of net assets in dividend-paying common stocks of growth companies with market caps of up to $3 billion or up to the market cap of the largest company in the Russell 2000® Index measured at the end of the previous 12 months; the Fund may invest the balance in preferred stocks, convertible bonds, and U.S. Treasury securities | | At least 80% of its net assets in common stock of U.S. and foreign companies that have strong environmental, social and corporate governance (ESG) practices at the time of purchase. The Fund invests primarily in companies of large to medium capitalizations (companies with market capitalization in excess of $2 billion). | | At least 80% of net assets in common stocks of growth companies with market caps of $5 billion or more at the time of purchase | At least 80% of net assets in common stocks of growth companies with market caps of $2 billion to $15 billion at the time of purchase | At least 90% of net assets in common stocks of companies outside the U.S.; up to 50% in small- to mid-sized emerging growth companies in developed and developing markets | At least 80% of net assets in common stocks of growth companies with market caps of up to $3 billion or up to the market cap of the largest company in the Russell 2000® Index measured at the end of the previous 12 months | At least 80% of net assets in common stocks of companies domiciled or operating in developing markets |
| **Dividend Policy** | Quarterly (if any) automatically reinvested, may request cash distribution | | | | | | | Annually (if any) automatically reinvested, may request cash distribution | | | | | | |
| **Expense Ratios** | 1.00% | 0.70%[2] | 0.95%[2][3] | 1.00%[2] | 1.25%[2][3] | 1.00%[2] | 1.25%[2][3] | 1.00%[2] | 1.25%[2][3] | 1.00% | 1.25% | 1.50% | 1.50% | 1.40%[2] |
| **Total Assets as of 3/31/19** | $33.9 Million | $222.9 M | $41.9 M | $29.4 M | $3.1 M | $12.3 M | $3.7 M | $3.2 M | $2.8 M | $114.3 Million | $162.0 Million | $22.1 Million | $95.8 Million | $10.4 Million |
| **Inception Date** | 12/31/93 | 12/31/03 | 3/31/06 | 9/30/08 | 9/30/08 | 3/31/15 | 3/31/15 | 6/30/16 | 6/30/16 | 9/2/82 | 9/2/82 | 11/1/91 | 7/1/94 | 7/1/94 |
| **NASDAQ Symbols** | SIBAX | SDVGX | SDVSX | GDGIX | GDGSX | SSCDX | SDFSX | IESGX | SESGX | SNIGX | NBNGX | SNGRX | SSMGX | SDMGX |
| **CUSIP Numbers** | 82980D-20-2 | 82980D-70-7 | 82980D-80-6 | 82980D-88-9 | 82980D-87-1 | 82980D-86-3 | 82980D-85-5 | 82980D-84-8 | 82980D-83-0 | 829797-10-9 | 829796-10-1 | 82980D-10-3 | 82980D-30-1 | 82980D-40-0 |

(1)Please refer to your prospectuses for details on the Dividend Growth Fund, Global Dividend Growth Fund, Small Cap Dividend Growth Fund, and ESG Growth Fund share classes. (2)Net of fee waiver. After June 30, 2019, the Adviser may elect to extend, modify, or terminate the fee waiver. (3)Includes a 25 basis point 12b-1 fee.

**Please see reverse side for additional information about the Funds.**